40-33

811-126

SEWARD & KISSEL LLP

1200 G STREET, N.W.
WASHINGTON, D.C. 20005

WRITER'S E-MAIL

TELEPHONE: (202) 737-8833
FACSIMILE: (202) 737-5184
WWW.SEWKIS.COM

ONE BATTERY PARK PLAZA
NEW YORK, NEW YORK 10004
TELEPHONE: (212) 574-1200
FACSIMILE: (212) 480-8421

July 7, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: AllianceBernstein Mutual Funds

Dear Sir or Madam:

Enclosed please find a copy of a class action complaint filed on behalf of George W. Bookhout, et al., in the United States District Court for the Southern District of New York on June 30, 2004 against the AllianceBernstein Mutual Funds listed in Appendix A (the "Funds") and the Funds' affiliated parties listed in Appendix B. The Funds make this filing pursuant to Section 33 of the Investment Company Act of 1940, as amended.

Sincerely,

Paul M. Miller

Enclosure

CC: Linda B. Stirling
Stephen Laffey

APPENDIX A

AllianceBernstein Mutual Funds

Name	Registration No.	CIK No.
AllianceBernstein Growth & Income Fund, Inc.	811-00126	0000029292
AllianceBernstein Health Care Fund, Inc.	811-09329	0001085421
AllianceBernstein Disciplined Value Fund, Inc.	811-09687	0001090504
AllianceBernstein Mid-Cap Growth Fund, Inc.	811-00204	0000019614
AllianceBernstein Real Estate Investment Fund, Inc.	811-07707	0001018368
The AllianceBernstein Portfolios - AllianceBernstein Growth Fund	811-05088	0000812015
AllianceBernstein Select Investor Series, Inc. - Biotechnology Portfolio - Technology Portfolio - Premier Portfolio	811-09176	0001062417
AllianceBernsteinTrust - AllianceBernstein Small Cap Value Fund - AllianceBernstein Value Fund - AllianceBernstein Global Value Fund - AllianceBernstein International Value Fund	811-10221	0001129870
AllianceBernstein Premier Growth Fund, Inc.	811-06730	0000889508
AllianceBernstein Quasar Fund, Inc.	811-01716	0000081443
AllianceBernstein Technology Fund, Inc.	811-03131	0000350181
AllianceBernstein Utility Income Fund, Inc.	811-07916	0000910036
AllianceBernstein Balanced Shares, Inc.	811-00134	0000069752
AllianceBernstein Blended Style Series, Inc. - U.S. Large Cap Portfolio	811-21081	0001172221
AllianceBernstein All Asia Investment Fund, Inc.	811-08776	0000930438
AllianceBernstein Greater China '97 Fund, Inc.	811-08201	0001038457
AllianceBernstein International Premier Growth Fund, Inc.	811-08527	0001050658
AllianceBernstein Global Small Cap Fund, Inc.	811-01415	0000095669
AllianceBernstein New Europe Fund, Inc.	811-06028	0000859605
AllianceBernstein Worldwide Privatization Fund, Inc.	811-08426	0000920701
AllianceBernstein Americas Government Income Trust, Inc.	811-06554	0000883676
AllianceBernstein Bond Fund, Inc. - Corporate Bond Portfolio - Quality Bond Portfolio - U.S. Government Portfolio	811-02383	0000003794
AllianceBernstein Emerging Market Debt Fund, Inc.	811-08188	0000915845
AllianceBernstein Global Strategic Income Trust, Inc.	811-07391	0001002718
AllianceBernstein High Yield Fund, Inc.	811-09160	0001029843
AllianceBernstein Multi-Market Strategy Trust, Inc.	811-06251	0000873067

Sanford C. Bernstein Fund, Inc. - Short Duration Portfolio - Intermediate California Municipal Portfolio - Intermediate Diversified Municipal Portfolio - Intermediate New York Municipal Portfolio	811-05555	0000832808
AllianceBernstein Municipal Income Fund, Inc. - National Porfolio - California Portfolio - Insured California Portfolio - Insured National Portfolio	811-04791	0000798737
AllianceBernstein Municipal Income Fund II - Arizona Portfolio - Florida Portfolio - Massachusetts Portfolio - Michigan Portfolio - Minnesota Portfolio - New Jersey Portfolio - Ohio Portfolio - Pennsylvania Portfolio - Virginia Portfolio	811-07618	0000899774

APPENDIX B

Affiliated Parties of AllianceBernstein Mutual Funds

Name	CIK No.	Registration No.	IARD No.
Alliance Capital Management Holding L.P.	0000825313	001-09818 801-32361	106998
Alliance Capital Management Corporation	N/A	801-39910	107445
Alliance Capital Management L.P.	N/A	801-56720	108477
AXA Financial, Inc.	0000880002	001-11166	N/A
AllianceBernstein Investment Research and Management, Inc.	N/A	008-30851	
John D. Carifa, Director			
William H. Foulk, Jr., Director			
David H. Dievler, Director			
Ruth Block, Director			
John H. Dobkin, Director			
Clifford L. Michel, Director			
David J. Robinson, Director			

United States District Court

SOUTHERN DISTRICT OF NEW YORK

GEORGE W. BOOKHOUT and HELEN L. BOODHOUT, as TRUSTEES of the BOOKHOUT FAMILY TRUST , on Behalf Of Themselves and all Others Similarly Situated

V.

ALLIANCE CAPITAL MANAGEMENT L.P., (SEE ATTACHED LIST)

SUMMONS IN A CIVIL CASE

CASE NUMBER: 04 CV 5153

TO: (Name and address of defendant)

SEE ATTACHED LIST

YOU ARE HEREBY SUMMONED and required to serve upon PLAINTIFF'S ATTORNEY (name and address)

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. You must also file your answer with the Clerk of this Court within a reasonable period of time after service.

J. MICHAEL McMAHON
CLERK

JUN 30 2004
DATE

(BY) DEPUTY CLERK

RETURN OF SERVICE

Service of the Summons and Complaint was made by me[1]	DATE
NAME OF SERVER *(PRINT)*	TITLE

Check one box below to indicate appropriate method of service

☐ Served personally upon the defendant. Place where served: ______________________

☐ Left copies thereof at the defendant's dwelling house or usual place of abode with a person of suitable age and discretion then residing therein.
Name of person with whom the summons and complaint were left: ______________________

☐ Returned unexecuted: ______________________

☐ Other *(specify)*: ______________________

STATEMENT OF SERVICE FEES

TRAVEL	SERVICES	TOTAL

DECLARATION OF SERVER

I declare under penalty of perjury under the laws of the United States of America that the foregoing information contained in the Return of Service and Statement of Service Fees is true and correct.

Executed on ______________________ ______________________
Date Signature of Server

____
Address of Server

(1) As to who may serve a summons see Rule 4 of the Federal Rules of Civil Procedure.

SERVICE LIST

ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL, INC., ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC. (F/K/A ALLIANCE FUND DISTRIBUTORS, INC.), JOHN D. CARIFA, WILLIAM H. FOULK, JR., DAVID H. DIEVLER, RUTH BLOCK, JOHN H. DOBKIN, CLIFFORD L. MICHEL, DAVID J. ROBINSON and JOHN DOES 1-100, ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCE BERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN VALUE

[List Continues on Next Page]

FUND, ALLIANCEBERNSTEIN QUASAR FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES PREMIER PORTFOLIO, ALLIANCEBERNSTEIN UTILITY INCOME FUND, ALLIANCEBERNSTEIN BALANCED SHARES, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN GLOBAL VALUE FUND, ALLIANCEBERNSTEIN INTERNATIONAL VALUE FUND, ALLIANCEBERNSTEIN U.S. LARGE CAP PORTFOLIO, ALLIANCEBERNSTEIN GLOBAL & INTERNATIONAL STOCK FUNDS, ALLIANCEBERNSTEIN ALL ASIA INVESTMENT FUND, ALLIANCEBERNSTEIN GREATER CHINA '97 FUND, ALLIANCEBERNSTEIN INTERNATIONAL PREMIER GROWTH FUND, ALLIANCEBERNSTEIN GLOBAL SMALL CAP FUND, ALLIANCEBERNSTEIN NEW EUROPE FUND, ALLIANCEBERNSTEIN WORLDWIDE PRIVATIZATION FUND, ALLIANCEBERNSTEIN AMERICAS GOVERNMENT INCOME TRUST, ALLIANCEBERNSTEIN BOND FUND CORPORATE BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND QUALITY BOND PORTFOLIO, ALLIANCEBERNSTEIN BOND FUND U.S. GOVERNMENT PORTFOLIO, ALLIANCEBERNSTEIN EMERGING MARKET DEBT FUND, ALLIANCEBERNSTEIN GLOBAL STRATEGIC INCOME TRUST, ALLIANCEBERNSTEIN HIGH YIELD FUND, ALLIANCEBERNSTEIN MULTI-MARKET STRATEGY TRUST, ALLIANCEBERNSTEIN SHORT DURATION, ALLIANCEBERNSTEIN INTERMEDIATE CALIFORNIA MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE DIVERSIFIED MUNI PORTFOLIO, ALLIANCEBERNSTEIN INTERMEDIATE NEW YORK MUNI

[List Continues on Next Page]

PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, and ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO (collectively, the "Alliance Bernstein Funds"),

ADDRESS:

1345 Avenue of the Americas
New York, New York 10105

04 CV 5153

IN THE UNITED STATES DISTRICT COURT
FOR THE SOUTHERN DISTRICT OF NEW YORK

GEORGE W. BOOKHOUT and HELEN L. BOOKHOUT, as TRUSTEES of the BOOKHOUT FAMILY TRUST, on Behalf of Themselves and all Others Similarly Situated,

Plaintiffs,

vs.

ALLIANCE CAPITAL MANAGEMENT L.P., ALLIANCE CAPITAL MANAGEMENT HOLDING L.P., ALLIANCE CAPITAL MANAGEMENT CORPORATION, AXA FINANCIAL, INC., ALLIANCEBERNSTEIN INVESTMENT RESEARCH AND MANAGEMENT, INC. (F/K/A ALLIANCE FUND DISTRIBUTORS, INC.), JOHN D. CARIFA, WILLIAM H. FOULK, JR., DAVID H. DIEVLER, RUTH BLOCK, JOHN H. DOBKIN, CLIFFORD L. MICHEL, DAVID J. ROBINSON and JOHN DOES 1-100,

Defendants,

ALLIANCEBERNSTEIN TECHNOLOGY FUND, ALLIANCEBERNSTEIN GROWTH & INCOME FUND, ALLIANCEBERNSTEIN HEALTH CARE FUND, ALLIANCEBERNSTEIN DISCIPLINED VALUE FUND, ALLIANCEBERNSTEIN MID-CAP GROWTH FUND, ALLIANCEBERNSTEIN REAL ESTATE INVESTMENT FUND, ALLIANCEBERNSTEIN GROWTH FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES BIOTECHNOLOGY PORTFOLIO, ALLIANCE BERNSTEIN PREMIER GROWTH FUND, ALLIANCEBERNSTEIN SMALL CAP VALUE FUND, ALLIANCEBERNSTEIN SELECT INVESTOR SERIES TECHNOLOGY PORTFOLIO, ALLIANCEBERNSTEIN VALUE

Civil Action. No.____________

CLASS ACTION COMPLAINT FOR VIOLATION OF SECTIONS 34(b), 36 (b) AND 48 (a) OF THE INVESTMENT COMPANY ACT AND SECTIONS 206 AND 215 OF THE INVESTMENT ADVISERS ACT AND FOR BREACH OF FIDUCIARY DUTY

JURY TRIAL DEMANDED

RECEIVED
JUN 30 2004
U.S.D.C. S.D. N.Y.
CASHIERS

[CAPTION CONTINUES ON NEXT PAGE]

FUND, ALLIANCEBERNSTEIN QUASAR
FUND, ALLIANCEBERNSTEIN SELECT
INVESTOR SERIES PREMIER PORTFOLIO,
ALLIANCEBERNSTEIN UTILITY INCOME
FUND, ALLIANCEBERNSTEIN BALANCED
SHARES, ALLIANCEBERNSTEIN DISCIPLINED
VALUE FUND, ALLIANCEBERNSTEIN
GLOBAL VALUE FUND,
ALLIANCEBERNSTEIN INTERNATIONAL
VALUE FUND, ALLIANCEBERNSTEIN U.S.
LARGE CAP PORTFOLIO,
ALLIANCEBERNSTEIN GLOBAL &
INTERNATIONAL STOCK FUNDS,
ALLIANCEBERNSTEIN ALL ASIA
INVESTMENT FUND, ALLIANCEBERNSTEIN
GREATER CHINA '97 FUND,
ALLIANCEBERNSTEIN INTERNATIONAL
PREMIER GROWTH FUND,
ALLIANCEBERNSTEIN GLOBAL SMALL CAP
FUND, ALLIANCEBERNSTEIN NEW EUROPE
FUND, ALLIANCEBERNSTEIN WORLDWIDE
PRIVATIZATION FUND,
ALLIANCEBERNSTEIN AMERICAS
GOVERNMENT INCOME TRUST,
ALLIANCEBERNSTEIN BOND FUND
CORPORATE BOND PORTFOLIO,
ALLIANCEBERNSTEIN BOND FUND QUALITY
BOND PORTFOLIO, ALLIANCEBERNSTEIN
BOND FUND U.S. GOVERNMENT PORTFOLIO,
ALLIANCEBERNSTEIN EMERGING MARKET
DEBT FUND, ALLIANCEBERNSTEIN GLOBAL
STRATEGIC INCOME TRUST,
ALLIANCEBERNSTEIN HIGH YIELD FUND,
ALLIANCEBERNSTEIN MULTI-MARKET
STRATEGY TRUST, ALLIANCEBERNSTEIN
SHORT DURATION, ALLIANCEBERNSTEIN
INTERMEDIATE CALIFORNIA MUNI
PORTFOLIO, ALLIANCEBERNSTEIN
INTERMEDIATE DIVERSIFIED MUNI
PORTFOLIO, ALLIANCEBERNSTEIN
INTERMEDIATE NEW YORK MUNI

[CAPTION CONTINUES ON NEXT PAGE]

PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND ARIZONA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED CALIFORNIA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND INSURED NATIONAL PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND FLORIDA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MASSACHUSETTS PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MICHIGAN PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND MINNESOTA PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND NEW JERSEY PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND OHIO PORTFOLIO, ALLIANCEBERNSTEIN MUNI INCOME FUND PENNSYLVANIA PORTFOLIO, and ALLIANCEBERNSTEIN MUNI INCOME FUND VIRGINIA PORTFOLIO (collectively, the "Alliance Bernstein Funds"),

Nominal Defendants.

Plaintiffs, individually and on behalf of all others similarly situated, by their attorneys, allege the following upon the investigation of counsel, except for those allegations pertaining to plaintiffs, which are based on personal knowledge. Plaintiffs' counsels' investigation included a review of United States Securities and Exchange Commission ("SEC") filings as wells as other regulatory filings, reports, and advisories, press releases, media reports and news articles.

NATURE OF THE ACTION

1. Plaintiffs bring this action as a class action on behalf of a class consisting of investors in mutual funds advised by Alliance Capital Management, L.P. ("Alliance Management" or the "Company"), which includes the AllianceBernstein Funds (collectively, the "AllianceBernstein Funds" or the "Funds") and derivatively on behalf of the AllianceBernstein Funds. This action is against the investment advisers to the AllianceBernstein funds, their corporate parents, and the directors of the AllianceBernstein Funds.

2. This complaint alleges that the Investment Advisers (defined below) breached their fiduciary duties and violated Sections 206 and 215 of the Investment Advisers Act of 1940 (the "Investment Advisers Act") and Sections 34(b) and 36(b) and 48(a) of the Investment Company of 1940 (the "Investment Company Act") and the common law by paying broker-dealers excessive and undisclosed amounts of money, paid from the Funds' assets, to sell AllianceBernstein Funds and concealed these payments under the guise of commissions paid for securities trading and other services. These "commissions" were not disclosed to investors. The Investment Advisers engaged in these practices under the false pretense that doing so would increase the assets in the Funds' and that more fund assets meant better economies of scale for the investor – and savings for the investor – when in reality, this practice hurt investors and only

served to benefit the Investment Advisers who were paid based on the amount of money under management. Both the Investment Advisers and the directors of the AllianceBernstein Funds knew or recklessly disregarded this fact.

3. In doing so, the Investment Advisers aided broker-dealers in breaching their own duties to investors in the AllianceBernstein Funds. Finally, it is alleged that the directors of the AllianceBernstein Funds breached their fiduciary duties to the Funds' investors by knowingly allowing the alleged conduct to happen.

JURISDICTION AND VENUE

4. This action arises under §§34(b), 36(b), and 48(a) of the Investment Company Act, 15 U.S.C. §§80a-33(b), 802-35(a) and (b), and 80a-47(a); §§206 and 215 of the Investment Advisers Act, 15 U.S.C. §§80b-6 and 80b-15; and the common law. Jurisdiction is based on §44 of the Investment Company Act, 15 U.S.C. §80a-43; Section 214 of the Investment Advisers Act, 15 U.S.C. §80b-14; and 28 U.S.C. § 139(b).

5. Venue is proper in this District because many of the acts complained of, including the dissemination of materially false and misleading statements and reports, prepared by or with the participation or assistance of defendants, occurred, at least in part, in this District. Further, defendant Alliance Capital Management, L.P., was at all relevant times, and still is, headquartered in this District.

6. In connection with the acts and conduct complained of, defendants, directly or indirectly, used the means and instrumentalities of interstate commerce, including the mails, interstate telephone communications, and the facilities of the national securities exchanges.

PARTIES

7. Plaintiffs George W. Bookhout and Helen L. Bookhout, as Trustees of the Bookhout Family Trust, purchased shares of the AllianceBernstein Technology Fund during the Class Period (defined below) and continue to own those shares or units. Plaintiffs have been damaged by the conduct alleged herein.

8. Defendant Alliance Capital Management L.P. ("Alliance"), is a registered investment adviser under the Investment Advisers Act of 1940, as amended, and provides diversified investment management and related services globally to a broad range of clients including institutional and individual investors. Alliance maintains its principal place of business at 1345 Avenue of the Americas, New York, NY 10105. Alliance manages assets in excess of $425 billion.

9. Defendant Alliance Capital Management Holdings L.P. is a holding company which owns a minority interest in and manages investments through Alliance. Alliance Capital Management Holdings is also headquartered at 1345 Avenue of the Americas, New York, NY 10105.

10. Defendant Alliance Capital Management Corporation ("ACMC"), an indirect wholly-owned subsidiary of Defendant AXA Financial, Inc., conducts diversified investment management services. ACMC is headquartered at 1345 Avenue of the Americas, New York, NY 10105.

11. Defendant AXA Financial, Inc. ("AXA") is a diversified provider of financial services and products. AXA has global operations and is incorporated in the state of Delaware and is headquartered at 1345 Avenue of the Americas, New York, NY 10105.

12. Defendants Alliance, Alliance Capital Management Holdings L.P. and ACMC may be collectively referred to herein as the "Investment Advisers."

13. AllianceBernstein Investment Research and Management, Inc. ("Alliance Bernstein Research") is the distributor of AllianceBernstein Funds and is headquartered at 1345 Avenue of the Americas, New York, NY 10105.

14. Defendants John D. Carifa ("Carifa"), Ruth Block ("Block"), David H. Dievler ("Dievler"), John H. Dobkin ("Dobkin"), William H. Foulk, Jr. ("Foulk"), Clifford L. Michel ("Michel"), and Donald J. Robinson ("Robinson") were Directors and/or officers of the AllianceBernstein Funds during the Class Period and may be collectively referred to herein as the "Director Defendants."

15. Carifa is President, Chief Operating Officer and a Director of Defendant ACMC. Carifa served as a Director or Trustee of 51 AllianceBernstein entities and had direct oversight over 116 portfolios under the AllianceBernstein funds aegis. Due to his positions with AllianceBernstein and ACMC Carifa is an interested director of those entities.

16. Defendant Block served as a Director or Trustee of 44 companies in the AllianceBernstein Funds family and had direct supervision over 97 of the Funds' investment portfolios. Pursuant to her tenure as a Director of the various AllianceBernstein Funds Block received compensation totaling $192,600 for the fiscal year ended October 31, 2002.

17. Defendant Dievler served as a Director or Trustee of 47 companies in the AllianceBernstein Funds family and had direct supervision over 101 of the Funds' investment portfolios. Pursuant to his tenure as a Director of the various AllianceBernstein Funds Dievler received compensation totaling $246,238 for the fiscal year ended October 31, 2002.

18. Defendant Dobkin served as a Director or Trustee of 45 companies in the AllianceBernstein Funds family and had direct supervision over 98 of the Funds' investment portfolios. Pursuant to his tenure as a Director of the various AllianceBernstein Funds Dobkin received compensation totaling $241,700 for the fiscal year ended October 31, 2002.

19. Defendant Foulk served as a Director or Trustee of 48 companies in the AllianceBernstein Funds family and had direct supervision over 113 of the Funds' investment portfolios. Pursuant to his tenure as a Director of the various AllianceBernstein Funds Foulk received compensation totaling $241,700 for the fiscal year ended October 31, 2002.

20. Defendant Michel served as a Director or Trustee of 44 companies in the AllianceBernstein Funds family and had direct supervision over 97 of the Funds' investment portfolios. Pursuant to his tenure as a Director of the various AllianceBernstein Funds Michel received compensation totaling $201,950 for the fiscal year ended October 31, 2002.

21. Defendant Robinson served as a Director or Trustee of 46 companies in the AllianceBernstein Funds family and had direct supervision over 96 of the Funds' investment portfolios. Pursuant to his tenure as a Director of the various AllianceBernstein Funds Robinson received compensation totaling $193,100 for the fiscal year ended October 31, 2002.

22. Defendants John Does 1-100 were AllianceBernstein Directors and/or Officers during the Class Period, and any other wrongdoers later discovered, whose identities have yet to be ascertained and which will be determined during the course of plaintffs' counsel's ongoing investigation.

23. The nominal defendants, the AllianceBernstein Funds, are open-ended management companies funded by monies invested by mutual fund shareholders. Each has its

own individual board of directors. Each of the AllianceBernstein Funds is identified in the schedule attached hereto.

CLASS ACTION ALLEGATIONS

24. Plaintiffs bring this action on their own behalf and as a class action pursuant to Rule 23 of the Federal Rules of Civil Procedure, on behalf of all persons or entities who purchased, redeemed, or held shares or like interests in any of the AllianceBernstein Funds between June 22, 1999 and March 22, 2004, inclusive, and who were damaged thereby (the "Class" and "Class Period," respectively) – excluding defendants, the members of the individual defendants' immediate families, their heirs, successors, and assigns.

25. Members of the Class are so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown at this time, plaintiffs believe that there are thousands of members of the Class dispersed throughout the United States. The number of Class members and their addresses is currently unknown to plaintiffs, but can be ascertained from the Funds' books and records.

26. Plaintiffs' claims are typical of the claims of the members of the Class. Plaintiffs and the members of the Class have sustained damages because of defendants' unlawful activities alleged herein. Plaintiffs have no interests which are contrary to, or in conflict with, those of the Class they seek to represent.

27. Plaintiffs have retained counsel competent and experienced in class action and securities litigation and intend to prosecute this action vigorously. The interests of the Class will be fairly and adequately protected by plaintiffs.

28. A class action is superior to all other available methods for the fair and efficient

adjudication of this controversy. Plaintiffs know of no difficulty to be encountered in the management of this action that would preclude its maintenance as a class action.

29. Common questions of law and fact exist as to all members of the Class and predominate over any questions solely affecting individual members of the Class. Among the questions of law and fact common to the Class are:

A. whether defendants violated the Investment Company and Investment Advisers Acts, violated the common law and/or breached their common law fiduciary duties as alleged herein;

B. whether defendants participated in and pursued the common course of conduct complained of; and

C. whether plaintiffs and the Class have sustained damages and the appropriate measurement thereof.

30. A class action is superior to all other available methods for the fair and efficient adjudication of this controversy since joinder of all members is impracticable. Further, as the damages suffered by individual Class members may be relatively small, the expense and burden of individual litigation make it virtually impossible for members of the Class to individually redress the wrongs done to them. There will be no difficulty in the management of this action as a class action.

SUBSTANTIVE ALLEGATIONS

The Director Defendants Breached Their Fiduciary Duties to the Class Members

31. The board of directors for each AllianceBernstein Fund is responsible for managing each portfolio or fund. As such, each of these directors bear fiduciary duties to the

AllianceBernstein Funds' shareholders.

32. Members of these boards knew of their duties by virtue of Alliance's membership in the Investment Company Institute ("ICI"), a national association which described itself as "the national association of the U.S. investment company industry." ICI has stated that "the board of directors of a mutual fund is charged with looking after how the fund operates and overseeing matters where the interests of the fund and its shareholders differ from the interests of its investment adviser or management company."

33. In the AllianceBernstein Technology Fund, Incorporated's Statement of Additional Information, originally filed with the SEC on November 3, 2004, (an amended version was filed on May 3, 2004, which is relied upon herein) (the "Statement"), the defendants further acknowledged the role of mutual fund directors, as the Statement provided that "[t]he business and affairs of the Fund are managed under the direction of the Board of Directors."

34. Similar or identical statements are included in the Statements of Additional Information for each of the AllianceBernstein Funds.

35. The Statement describes the organizational structure of the Funds and the roles of the various defendants, specifically outlining their responsibilities for the Funds' operation and expenses and the manner in which the Director Defendants selected the Investment Advisers to manage the Funds:

> The Adviser provides office space, investment advisory, administrative and clerical services, and order placement facilities for the Fund and pays all compensation of Directors and officers of the Fund who are affiliated persons of the Adviser.
>
> * * *
>
> The Adviser is, under the Advisory Agreement, responsible for any expenses incurred by the Fund in promoting the sale of Fund shares (other than

the portion of the promotional expenses borne by the Fund in accordance with an effective plan pursuant to Rule 12b-1 under the 1940 Act, and the costs of printing and mailing Fund prospectuses and other reports to shareholders and all expenses and fees related to proxy solicitations and registrations and filings with the Securities and Exchange Commission (the "Commission") and with state regulatory authorities).

The Fund has, under the Advisory Agreement, assumed the obligation for payment of all of its other expenses. As to the obtaining of services other than those specifically provided to the Fund by the Adviser, the Fund may employ its own personnel. For such services, it also may utilize personnel employed by the Adviser or its affiliates and, in such event, the services will be provided to the Fund at cost and the payments therefor must be specifically approved by the Fund's Board of Directors.

* * *

For the fiscal period of the Fund ended July 31, 2003 and the fiscal years ended November 30, 2002, 2001 and 2000, the Adviser received from the Fund advisory fees of $19,546,887, $39,370,245, $68,307,137 and $115,593,671, respectively.

* * *

In approving the most recent annual continuance of the Fund's Advisory Agreement, the Directors considered all information they deemed reasonably necessary to evaluate the terms of the Advisory Agreement. The principal areas of review by the Directors were the nature and quality of the services provided by the Adviser and the reasonableness of the fees charged for those services. These matters were considered by the disinterested directors meeting separately from the full Board with experienced counsel that is independent of the Adviser.

The Directors' evaluation of the quality of the Adviser's services took into account their knowledge and experience gained through meetings with and reports of the Adviser's senior management, portfolio managers and administrative personnel over the course of the preceding year. Both short-term and long-term investment performance of the Fund, as well as senior management's attention to any portfolio management issues, were considered. The Fund's current and longer-term performance were compared to its performance benchmark and to that of competitive funds and other funds with similar investment objectives. The Directors also considered the scope and quality of the in-house research capability of the Adviser and other resources dedicated to performing its services. The quality of administrative and other services, including the Adviser's role in coordinating the activities of the Fund's other service providers, were considered in light of on-going reports by management as to compliance with investment policies and applicable laws and regulations and of related reports by management and the Fund's independent auditors in periodic meetings with the Fund's Audit

Committee.

In reviewing the fees payable under the Advisory Agreement, the Directors compared the fees and overall expense levels of the Fund to those of competitive funds and other funds with similar investment objectives. The information on advisory fees and expense ratios, as well as performance data, included both information compiled by the Adviser and information compiled by an independent data service. The Directors also considered the fees of the Fund as a percentage of assets at different asset levels and possible economies of scale to the Adviser. The Directors considered information provided by the Adviser concerning the Adviser's profitability with respect to the Fund, including the assumptions and methodology used in preparing the profitability information, in light of applicable case law relating to advisory fees. For these purposes, the Directors took into account not only the fees paid by the Fund, but also so-called "fallout benefits" to the Adviser, such as the engagement of affiliates of the Adviser to provide distribution, brokerage and transfer agency services to the Fund, the benefits of research made available to the Adviser by reason of brokerage commissions generated by the Fund's securities transactions, and that the Advisory Agreement provides that the Fund reimburses the Adviser for the cost of providing certain administrative services. In evaluating the Fund's advisory fees, the Directors also took into account the demands, complexity and quality of the investment management of the Fund.

36. Despite the disclosures to the contrary, the Director Defendants were controlled by Alliance and the Investment Advisers, which induced the Director Defendants to breach their statutory and fiduciary duties described above. The Director Defendants were charged with managing and supervising the AllianceBernstein Funds and to take reasonable steps to prevent the Investment Advisers from stealing the assets of the AllianceBernstein Funds. They did not.

37. In many cases, directors of the AllianceBernstein Funds were employees or former employees of the Investment Advisers. Further, they served for indefinite terms – at the discretion of the Investment Advisers – and were paid excessive salaries. This put them in a compromising situation, and as such, the Director Defendants were not acting solely in the interests of the investors in AllianceBernstein Funds.

38. As a result of the breaches by the Director Defendants, the Investment Advisers

were in a position to charge the AllianceBernstein Funds a variety of fees, each of which was calculated as a percentage of the assets under management. Thus, as additional assets were invested in the AllianceBernstein Funds and their assets grew, the Investment Advisers were paid increasing amounts for managing the Funds. The Investment Advisers acted on this incentive to increase the aggregate amount of money invested in the AllianceBernstein Funds as much as possible.

39. These practices proved to be very profitable for Alliance and the Investment Advisers – at the expense of plaintiffs and other Class members. On September 15, 2003, an article in *Forbes* magazine stated, in relevant part, that "once a fund reaches a certain critical mass, ***the directors know that there is no discernible benefit from having the fund become bigger*** by drawing in more investors; in fact, they know the opposite to be true – once a fund becomes too large it loses the ability to trade in and out of positions without hurting its investors."

40. As evidence of the relationship between what should have been – with directors capping new investments at a point where investors start getting hurt – and what was, the *Forbes* magazine article went on to state the mutual fund business "grew 71-fold (20 fold in real terms) in the two decades through 1999, yet costs as a percentage of assets somehow managed to go up 29%."

41. Plaintiffs and other members of the Class never knew, nor could they have known, from reading the Funds' prospectuses or any other materials issued, published or distributed by any of the defendants that the Investment Advisers were using such unsavory tactics to enrich themselves at the expense of plaintiffs and the Class.

The Investment Advisers, With the Compliance of the Director Defendants, Improperly Took Advantage of Rule 12b-1 Plan Marketing Fees

42. Rule 12b-1, promulgated by the SEC pursuant to the Investment Company Act, sets forth certain restrictions on the manner in which mutual funds may pay for costs associated with marketing their own shares for sale to the public. Specifically, Rule 12b-1 requires that:

A. payments for marketing must be made pursuant to a written plan describing all material aspects of the proposed financing of distribution;

B. all agreements with any person relating to implementation of the plan must be written;

C. the plan must be approved by a majority of the board of directors; and

D. the board of directors must review, at least quarterly, a written report of expenses and the purposes of those expenses.

43. Directors may institute or continue a Rule 12b-1 Plan "only if the board of directors who vote to approve such implementation or continuation conclude, in the exercise of reasonable business judgment, and in light of their fiduciary duties under state law and section 36(a) and (b) [15 U.S.C. 80a-35(a) and (b)] of the Act that there is a reasonable likelihood that the plan will benefit the company and its shareholders."

44. There was no "reasonable likelihood" that any marketing plan put into effect to sell the AllianceBernstein Funds would benefit the Class. On the contrary, and as explained in the *Forbes* article referenced above, as the Funds were marketed and the number of fund investors increased and the amount of assets being managed increased, the benefits of any economies of scale were not passed on to plaintiffs and other Class members. Rather, the fees charged by the Investment Advisers increased. If anything, the AllianceBernstein Funds'

marketing efforts were creating diminished marginal returns under circumstances where increased fund size correlated with reduced liquidity and fund performance. Simultaneously, the 12b-1 Plans put in place by the Director Defendants served to enrich the Investment Advisers - who were paid 12b-1 fees out of the Funds' assets.

45. Either the Director Defendants failed to review any written reports created pursuant to the AllianceBernstein Funds' Rule 12b-1 Plans, as they were required to do by statute and common law, or they reviewed such reports and either knowingly or recklessly failed to terminate the Rule 12b-1 Plans and any payments made to the Investment Advisers or other defendants pursuant to any such Plan. The Director Defendants acted in this manner even though such payments harmed existing AllianceBernstein Fund shareholders and were also improperly used to induce brokers to breach their own duties of loyalty to their prospective investors.

Improperly Paying Excessive Commissions to
Brokers to Steer Clients to AllianceBernstein Funds

46. It is not uncommon, nor is it illegal *per se*, for investment advisers advising mutual funds to have the funds pay broker commissions on the purchase and sale of securities owned by the fund. Moreover, these commissions may properly be used to purchase certain other services from brokers as well. In fact, the "safe harbor" provision of Section 28(e) of the Securities Exchange Act carves out an exception to the rule that requires investment management companies to obtain the best possible execution price for their trades – as long as it "was determined in good faith that the amount of the commission is reasonable in relation to the value of the brokerage and research services provided." See 15 U.S.C. §28(e). Funds are also allowed to include in "commissions" payments for services other than execution of securities transactions, but also for other specified services – defined as "any service that provides lawful

and appropriate assistance to the money manager in the performance of his investment decision-making responsibilities."

47. The practice of mutual funds paying broker-dealers commissions at above-market rates in exchange for bundled services, such as research or access to information technology is commonly referred to as paying "soft dollar" commissions. Morningstar.com described soft dollars as follows:

> Soft dollars are payments from fund companies to brokerages that are tacked onto the commissions they pay when they trade stocks. In return for overpaying, brokerages give the fund companies services in return. These services can include third-party research, access to IPOs, or pretty much anything the fund company wants--even goods like computers or office furniture.
>
> Here's the catch: When fund companies buy services this way, they aren't included in the fund's expense ratio, so the actual costs can be hidden from fund investors. And there's another catch: Fund companies generally get less than $1 back for $1 in soft dollars. Thus, the true costs to fund shareholders are raised.
>
> The ICI says soft dollars should not be used to buy third-party research or other goods readily available, such as computers. The ICI did say, though, that soft dollars should still be allowed for the purposes of buying sell-side research that is proprietary to the brokerage.

48. The Investment Advisers and the Director Defendants allowed the AllianceBernstein Funds to pay soft dollar commissions from the Funds' assets. The goods and/or services received in exchange for these soft dollar payments otherwise offset the Investment Advisers' costs. The use of soft dollars for this purpose was undisclosed. This practice enriched the Investment Advisers at the expense of plaintiffs and the Class. It also demonstrates that the Director Defendants failed to uphold their common law and statutory fiduciary duties to plaintiffs and the Class.

49. In addition to using soft dollars to defray expenses that should have rightly been

incurred by the Investment Advisers (and not the Funds), the Investment Advisers paid soft dollar commissions to fuel sales contests and other promotions which encouraged brokerage companies who were receiving soft dollars from the AllianceBernstein Funds to aggressively market the Funds to their clients. This practice is referred to as "directed brokerage." The Investment Advisers were motivated to do this because their fees represented a percentage of the total assets under management. Thus, by using soft dollar commissions (paid out of Funds' assets) to fuel increased sales of AllianceBernstein Funds, which had the effect of increasing the amount of assets under management by the Investment Advisers, the defendants increased their own compensation at the expense of plaintiffs and the Class.

50. Defendants use of soft dollars created a conflict of interest which caused brokers to steer clients to AllianceBernstein Funds regardless of the Funds' investment quality.

51. By paying the excessive brokerage commissions, the Investment Advisers additionally violated Section 12 of the Investment Company Act because such payments were not made pursuant to a valid Rule 12b-1 Plan.

The Prospectuses Were Materially False and Misleading

52. Plaintiffs and other members of the Class were entitled to, and did receive, one or more of the prospectuses for the AllianceBernstein Funds, each of which contained substantially the same materially false and misleading statements and omissions regarding Rule 12b-1 Plan fees and expense commissions.

53. The Statement, which is referenced in the Prospectuses provided to or made available to the Class, described the use of soft dollar arrangements as follows:

> Subject to the general supervision of the Board of Directors of the Fund, the Adviser makes the Fund's portfolio decisions and determines the broker to be used

in specific transactions with the objective of negotiating a combination of the most favorable commission and the best price obtainable on each transaction (generally defined as best execution). Consistent with the objective of obtaining best execution, the Fund may use brokers and dealers who supply investment information to the Adviser.

Neither the Fund nor the Adviser entered into agreements or understandings with any brokers regarding the placement of securities transactions because of research or statistical services they provide. To the extent that such persons or firms supply investment information to the Adviser for use in rendering investment advice to the Fund, such information may be supplied at no cost to the Adviser. While it is impossible to place an actual dollar value on such investment information, its receipt by the Adviser probably does not reduce the overall expenses of the Adviser to any material extent.

The investment information provided to the Adviser is of the type described in Section 28(e)(3) of the Securities Exchange Act of 1934 and is designed to augment the Adviser's own internal research and investment strategy capabilities. Research and statistical services furnished by brokers through which the Fund effects securities transactions are used by the Adviser in carrying out its investment management responsibilities with respect to all its client accounts but not all such services may be used by the Adviser in connection with the Fund. There may be occasions where the transaction cost charged by a broker may be greater than that which another broker may charge if the Fund determines in good faith that the amount of such transaction cost is reasonable in relation to the value of the brokerage, research and statistical services provided by the executing broker.

54. The AllianceBernstein Fund prospectuses failed to disclose and misrepresented the following information, thus damaging plaintiffs and other members of the Class:

A. the Investment Advisers and Director Defendants authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services and that such payments were in breach of their fiduciary duties and unprotected by any "safe harbor";

B. the Funds' directed brokerage payments, made as directed by the Investment Advisers and with the approval of the Director Defendants, to firms that favored

AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

C. the AllianceBernstein Funds' Rule 12b-1 Plan did not comply with Rule 12b-1, and that payments made pursuant to the plan were in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and their shareholders;

D. by paying brokers to aggressively steer their clients to AllianceBernstein Funds, the Investment Advisers were knowingly aiding and abetting a breach of fiduciary duties, and profiting from the brokers' improper conduct;

E. any economies of scale achieved by marketing the AllianceBernstein Funds to new investors were not passed onto AllianceBernstein Funds' investors;

F. defendants improperly used and paid excessive commissions, paid from the Alliance Bernstein Funds' assets, to pay for overhead expenses the cost of which should have been borne by the Investment Advisers and not AllianceBernstein Funds' investors; and

G. the respective Director Defendants had breached their duties under the Investment Company Act and their common law fiduciary duties, failed to monitor and supervise the Investment Advisers, and that the Investment Advisers were able to systematically skim millions and millions of dollars from the AllianceBernstein Funds.

The Truth Concerning Mutual Fund Practices Begins to Emerge

55. On November 17, 2003, the SEC issued a press release which announced a $50 million settlement against Morgan Stanley Dean Winter relating to improper mutual fund sales

practices.

56. On November 18, 2003, *The Washington Post* published an article, entitled "Morgan Stanley Settles With SEC, NASD," which stated, in relevant part, that:

> Investors who bought mutual funds from Morgan Stanley, the nation's second-largest securities firm, didn't know that the company was taking secret payments from some fund companies to promote their products, according to allegations that resulted in a $50 million settlement agreement yesterday with the Securities and Exchange Commission.
>
> In many cases, those same investors were actually footing the bill, indirectly, for the slanted recommendations, the SEC said. Some of the 16 fund companies whose products were pushed by Morgan brokers paid for the marketing help by letting Morgan handle some of their stock and bond trading. The millions of dollars in commissions earned by Morgan on that trading came out of mutual fund share owners' profits, according to the SEC.
>
> * * *
>
> Morgan said yesterday that companies in its "Partners Program" included ... Alliance Capital Management L.P. ...
>
> * * *
>
> Yesterday's settlement "goes to show that the mutual fund managers as well as broker dealers have too often viewed mutual fund shareholders as sheep to be sheared," said Sen. Peter Fitzgerald (R-Ill.), who is investigating the industry. "Congress has to figure out the variety of ways people are being sheared so that we can stop it."

57. On November 24, 2003, the *Chicago Sun-Times* published an article entitled "Investor 'Bill of Rights' Doesn't Go Far Enough," which stated that "Morgan Stanley's bill of rights reveals the company receives special payments from 16 fund groups.... Such payments provide these firms with 'greater access' to Morgan Stanley's brokers, with all the finishes that implies."

COUNT I

AGAINST THE INVESTMENT ADVISERS FOR VIOLATIONS OF SECTION 34(B) OF THE INVESTMENT COMPANY ACT

58. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

59. The Investment Advisers made materially untrue statements of material fact in registration statements and reports filed and disseminated pursuant to the Investment Company Act and omitted to state facts necessary to prevent the statements, from being materially false and misleading. The Investment Advisers failed to disclose that:

A. they authorized the payment from fund assets of excessive commissions to broker-dealers in exchange for preferential marketing services, in violation of Section 12b of the Investment Company Act, and unprotected by any "safe harbor";

B. they directed brokerage payments to firms that favored AllianceBernstein Funds, which was a form of marketing that was not disclosed in or authorized by the AllianceBernstein Funds Rule 12b-1 Plan;

C. the AllianceBernstein Funds Rule 12b-1 Plan, and payments made pursuant to it were non-compliant because the plan was in violation of Section 12 of the Investment Company Act because, among other reasons, the plan was not properly evaluated by the Director Defendants and there was not a reasonable likelihood that the plan would benefit the Funds and the Funds' shareholders;

D. that by paying brokers to aggressively steer their clients to AllianceBernstein Funds and profiting from the brokers' improper conduct, they knowingly aided and abetted that breach of fiduciary duty;

E. any economies of scale achieved by marketing of the AllianceBernstein Funds to new investors were not passed on to AllianceBernstein Funds investors;

F. defendants improperly used excessive commissions, soft dollars, paid from AllianceBernstein Funds' assets, to pay for overhead expenses which should not have been borne by the investors of AllianceBernstein and not AllianceBernstein Funds' investors; and

G. they were able to systematically skim millions of dollars from the AllianceBernstein Funds because the Director Defendants failed to monitor and supervise them.

60. The Investment Advisers, individually and in concert, directly and indirectly, by the use, means or instrumentalities of interstate commerce and/or of the mails, engaged and participated in a continuous course of conduct to conceal such adverse material information.

61. By reason of the conduct described above, the Investment Advisers violated Section 34(b) of the Investment Company Act.

62. As a direct, proximate and foreseeable result of the Investment Advisers' violation of Section 34(b) of the Investment Company Act, plaintiffs and the Class Members have incurred damages.

COUNT II

AGAINST THE INVESTMENT ADVISERS AND ALLIANCEBERNSTEIN RESEARCH PURSUANT TO SECTION 36(B) OF THE INVESTMENT COMPANY ACT AND DERIVATIVELY ON BEHALF OF THE ALLIANCEBERNSTEIN FUNDS

63. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

64. This Count is brought by the Class on behalf of the AllianceBernstein Funds against the Investment Advisers and AllianceBernstein Research for breach of their fiduciary

duties as defined by Section 36(b) of the Investment Company Act.

65. The Investment Advisers and AllianceBernstein Research had a fiduciary duties to the AllianceBernstein Funds and the Class with respect to the receipt of compensation for services and of payments of a material nature made by and to the Investment Advisers. The Investment Advisers and AllianceBernstein Research violated Section 36(b) by improperly charging investors in the AllianceBernstein Funds purported Rule 12b-1 marketing fees, and by drawing on AllianceBernstein Funds assets to make undisclosed payments of excessive commissions, as defined herein, in violation of Rule 12b-1.

66. By reason of the conduct described above, the Investment Advisers and AllianceBernstein Research violated Section 36(b) of the Investment Company Act.

67. As a direct, proximate and foreseeable result of the Investment Advisers' and AllianceBernstein Research's violations of Section 36(b) of the Investment Company Act, AllianceBernstein Funds investors, AllianceBernstein Funds, and the Class have incurred millions of dollars in damages.

68. Plaintiffs and the Class, in this count, seeks to recover the Rule 12b-1 fees, excessive commissions, and the management fees charged to the AllianceBernstein Funds by the Investment Advisers and AllianceBernstein Research.

COUNT III

AGAINST AXA, THE DIRECTOR DEFENDANTS, ALLIANCEBERNSTEIN RESEARCH AND THE INVESTMENT ADVISERS FOR VIOLATION OF SECTION 48(A) OF THE INVESTMENT COMPANY ACT BY THE CLASS AND DERIVATIVELY ON BEHALF OF THE ALLIANCEBERNSTEIN FUNDS

69. Plaintiffs repeat and reallege each and every allegation contained above as if fully

set forth herein.

70. This Count is brought pursuant to Section 48(a) of the Investment Company Act against AXA and the Director Defendants, who caused the Investment Advisers to commit the violations of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct complained of herein is the collective action of AXA and the Director Defendants.

71. The Investment Advisers are liable under Section 34(b) of the Investment Company Act to the Class and under Section 36(b) of the Investment Company Act to the AllianceBernstein Funds as set forth herein.

72. Both AXA and the Director Defendants were "control persons" of the Investment Advisers. By virtue of their positions of operational control and/or authority over the Investment Advisers, both AXA and the Director Defendants directly and indirectly had the power and authority, and exercised the same, to cause the Investment Advisers to engage in the wrongful conduct complained of herein.

73. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, AXA and the Director Defendants are liable to plaintiffs to the same extent as are the Investment Advisers for their violations of Sections 34(b) and 36(b) of the Investment Company Act.

74. This Count is also brought pursuant to Section 48(a) of the Investment Company Act against the Investment Advisers, who caused AllianceBernstein Research to commit the violations of Section 36(b) of the Investment Company Act alleged herein. It is appropriate to treat these defendants as a group for pleading purposes and to presume that the misconduct

complained of herein is the collective action of the Investment Advisers.

75. The Investment Advisers were "control persons" of AllianceBernstein Research and caused the violations complained of herein. By virtue of the positions of operational control and/or authority, and exercised the same, to cause AllianceBernstein Research to engage in the wrongful conduct complained of herein.

76. Pursuant to Section 48(a) of the Investment Company Act, by reason of the foregoing, the Investment Advisers are liable to plaintiffs to the same extent as is AllianceBernstein Research for its primary violations of Section 36(b) of the Investment Company Act.

77. By virtue of the foregoing, plaintiffs and the other Class members are entitled to damages against AXA, the Director Defendants, AllianceBernstein Research and the Investment Advisers.

COUNT IV

AGAINST THE INVESTMENT ADVISERS UNDER SECTION 215 OF THE INVESTMENT ADVISERS ACT FOR VIOLATIONS OF SECTION 206 OF THE INVESTMENT ADVISERS ACT DERIVATIVELY ON BEHALF OF THE ALLIANCEBERNSTEIN FUNDS

78. Plaintiffs repeat and reallege each and every allegation contained above as if fully set forth herein.

79. This Count is based upon Section 215 of the Investment Advisers Act, 15 U.S.C. §80b-15.

80. The Investment Advisers served as "investment advisers" to the AllianceBernstein Funds and other members of the Class pursuant to the Investment Advisers Act.

81. As fiduciaries pursuant to the Investment Advisers Act, the Investment Advisers

were required to serve the AllianceBernstein Funds in a manner in accordance with the federal fiduciary standards set forth in Section 206 of the Investment Advisers Act, 15 U.S.C. §80b-6, governing the conduct of investment advisers.

82. During the Class Period, the Investment Advisers breached their fiduciary duties to the AllianceBernstein Funds by engaging in a deceptive contrivance, scheme, practice and course of conduct pursuant to which they knowingly and/or recklessly engaged in acts, transactions, practices and courses of business which operated as a fraud upon the AllianceBernstein Funds. As detailed above, the Investment Advisers skimmed money from the AllianceBernstein Funds by charging and collecting fees from the AllianceBernstein Funds in violation of the Investment Company Act and the Advisers Act. The purpose and effect of said scheme, practice and course of conduct was to enrich the Investment Advisers at the expense of the AllianceBernstein Funds.

83. The Investment Advisers, because of their position of authority and control over the AllianceBernstein Funds were able to and did control the fees charged to and collected from the AllianceBernstein Funds and otherwise control the operations of the AllianceBernstein Funds. The Investment Advisers had a duty to (1) disseminate accurate and truthful information with respect to the AllianceBernstein Funds and (2) truthfully and uniformly act in accordance with their stated policies and fiduciary responsibilities to the AllianceBernstein Funds. The Investment Advisers participated in the wrongdoing complained of herein in order to prevent the AllianceBernstein Funds from knowing of the Investment Advisers' breaches of fiduciary duties including:

A. the charging of the AllianceBernstein Funds and AllianceBernstein Funds' investors improper Rule 12b-1 marketing fees;

B. making unauthorized use of "directed brokerage" (soft dollars) as a marketing tool; and

C. charging the AllianceBernstein Funds for excessive and improper commission payments to brokers.

84. As a result of the Investment Advisers' multiple breaches of their fiduciary duties owed to the AllianceBernstein Funds, the AllianceBernstein Funds were damaged.

85. The AllianceBernstein Funds are entitled to rescind their investment advisory contracts with the Investment Advisers and recover all fees paid in connection with their enrollment pursuant to such agreements.

COUNT V

AGAINST THE INVESTMENT ADVISERS FOR BREACH OF FIDUCIARY DUTY ON BEHALF OF THE CLASS

86. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

87. As advisers to the AllianceBernstein Funds, the Investment Advisers were fiduciaries to the Plaintiffs and other members of the Class and were required to act with the highest obligations of good faith, loyalty, fair dealing, due care, and candor.

88. As set forth above, the Investment Advisers breached their fiduciary duties to Plaintiffs and the Class.

89. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Advisers and have suffered substantial damages.

90. Due to the Investment Advisers' reckless and willful disregard for the rights of Plaintiffs and other members of the Class, they are liable for punitive damages in an amount to be determined by the jury.

COUNT VI

AGAINST THE DIRECTOR DEFENDANTS ON BEHALF OF THE CLASS FOR BREACH OF FIDUCIARY DUTY

91. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

92. The Director Defendants had a fiduciary duty to the AllianceBernstein Funds and the investors of the AllianceBernstein Funds to supervise and monitor the Investment Advisers.

93. The Director Defendants breached their fiduciary duties by reason of their knowing or reckless failure to prevent the Investment Advisers from:

A. charging the AllianceBernstein Funds and AllianceBernstein Funds investors improper Rule 12b-1 marketing fees;

B. making unauthorized use of "direct brokerage" as a marketing tool; and

C. charging the AllianceBernstein Funds' investors for excessive and improper commission payments to brokers.

94. Plaintiffs and the Class have been specially injured as a direct, proximate and foreseeable result of such breach on the part of the Investment Advisers and have suffered substantial damages.

95. Because the Investment Advisers acted with reckless and willful disregard for the rights of Plaintiffs and other members of the Class, they are liable for punitive damages in an amount to be determined by the jury.

COUNT VII

AGAINST THE INVESTMENT ADVISERS ON BEHALF OF THE CLASS FOR AIDING AND ABETTING A BREACH OF FIDUCIARY DUTY

96. Plaintiffs repeat and reallege each of the preceding allegations as though fully set forth herein.

97. At all times herein, the broker dealers that sold AllianceBernstein Funds had fiduciary duties of loyalty to their clients, including plaintiffs and other members of the Class.

98. The Investment Advisers knew of should have known that the broker dealers had these fiduciary duties.

99. By accepting improper Rule 12b-1 fees and excessive commissions in exchange for aggressively pushing AllianceBernstein Funds, and by failing to disclose the receipt of such fees, the broker-dealers breached their fiduciary duties to plaintiffs and other members of the class.

100. The Investment Advisers possessed actual or constructive knowledge the brokerages were breaching their fiduciary duties, but nonetheless perpetrated the fraudulent scheme alleged herein.

101. The Investment Advisers' actions, as described in this complaint, were a substantial factor in causing the losses suffered by plaintiffs and the other members of each Class and by participating in the brokerages' breaches of fiduciary duties, the Investment Advisers are liable for these damages.

102. As a direct, proximate and foreseeable result of the Investment Advisers' knowing participation in the brokerages' breaches of fiduciary duties, plaintiffs and the Class have

suffered damages.

103. Because the Investment Advisers acted with reckless and willful disregard for the rights of plaintiffs and other members of the Class, the Investment Advisers are liable for punitive damages in an amount of be determined by the jury.

PRAYER FOR RELIEF

WHEREFORE, plaintiffs, on behalf of themselves and the members of the Class, pray for judgment as follows:

A. declaring this action to be proper class action and certifying plaintiffs as Class representatives pursuant to Rule 23 of the Federal Rules of Civil Procedure;

B. awarding compensatory damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for the damages sustained as a result of the wrongdoing of defendants, in an amount to be proven at trial, including interest thereon;

C. awarding punitive damages in favor of plaintiffs and the other Class members against all defendants, jointly and severally, for all damages sustained as a result of defendants' wrongdoing, in an amount to be proved at trial, including interest thereon;

D. awarding the AllianceBernstein Funds rescission of the contracts with the Investment Advisers, including recovery of all fees which would otherwise apply, and recovery of all fees paid to the Investment Advisers;

E. ordering an accounting of all AllianceBernstein Fund-related fees and commissions; and

F. granting such other and further relief as the Court may deem just and proper.

JURY DEMAND

Plaintiffs hereby demand a trial by jury.

Dated: June 29, 2004

WOLF POPPER LLP

By: ______________________

Marian P. Rosner (MR 0410)
Michael A. Schwartz (MS 2352)
James A. Harrod (JH 4400)
845 Third Avenue
New York, New York 10022
(212) 759-4600

SCHEDULE - THE ALLIANCEBERNSTEIN FUNDS

AllianceBernstein Technology Fund
AllianceBernstein Growth & Income Fund
AllianceBernstein Health Care Fund
AllianceBernstein Disciplined Value Fund
AllianceBernstein Mid-cap Growth Fund
AllianceBernstein Real Estate Investment Fund
AllianceBernstein Growth Fund
AllianceBernstein Select Investor Series Biotechnology Portfolio
AllianceBernstein Premier Growth Fund
AllianceBernstein Small Cap Value Fund
AllianceBernstein Select Investor Series Technology Portfolio
AllianceBernstein Value Fund
AllianceBernstein Quasar Fund
AllianceBernstein Select Investor Series Premier Portfolio
AllianceBernstein Utility Income Fund
AllianceBernstein Balanced Shares
AllianceBernstein Disciplined Value Fund
AllianceBernstein Global Value Fund
AllianceBernstein International Value Fund
AllianceBernstein U.S. Large Cap Portfolio
AllianceBernstein Global & International Stock Funds
AllianceBernstein All Asia Investment Fund
AllianceBernstein Greater China '97 Fund
AllianceBernstein International Premier Growth Fund
AllianceBernstein Global Small Cap Fund
AllianceBernstein New Europe Fund
AllianceBernstein Worldwide Privatization Fund
AllianceBernstein Americas Government Income Trust
AllianceBernstein Bond Fund Corporate Bond Portfolio
AllianceBernstein Bond Fund Quality Bond Portfolio
AllianceBernstein Bond Fund U.S. Government Portfolio
AllianceBernstein Emerging Market Debt Fund
AllianceBernstein Global Strategic Income Trust
AllianceBernstein High Yield Fund
AllianceBernstein Multi-market Strategy Trust
AllianceBernstein Short Duration
AllianceBernstein Intermediate California Muni Portfolio
AllianceBernstein Intermediate Diversified Muni Portfolio
AllianceBernstein Intermediate New York Muni Portfolio
AllianceBernstein Muni Income Fund National Portfolio
AllianceBernstein Muni Income Fund Arizona Portfolio
AllianceBernstein Muni Income Fund California Portfolio

AllianceBernstein Muni Income Fund Insured California Portfolio
AllianceBernstein Muni Income Fund Insured National Portfolio
AllianceBernstein Muni Income Fund Florida Portfolio
AllianceBernstein Muni Income Fund Massachusetts Portfolio
AllianceBernstein Muni Income Fund Michigan Portfolio
AllianceBernstein Muni Income Fund Minnesota Portfolio
AllianceBernstein Muni Income Fund New Jersey Portfolio
AllianceBernstein Muni Income Fund Ohio Portfolio
AllianceBernstein Muni Income Fund Pennsylvania
AllianceBernstein Muni Income Fund Virginia Portfolio